SUMMARY REPORT

ON THE

LIVENGOOD PROJECT,

TOLOVANA DISTRICT,

ALASKA

June 30, 2006

Prepared by:

Paul Klipfel Ph.D.  CPG # 10821

Consulting Economic Geologist

Mineral Resource Services Inc.

4861 Ramcreek Trail

Reno, NV 89509

775 742-2237

For:

 International Tower Hills, Inc.

TABLE OF CONTENTS

Section

1.0

SUMMARY

2.0

INTRODUCTION AND TERMS OF REFERENCE

2.1

Introduction

2.2

Terms of Reference

2.3

Purpose of Report

2.4

Sources of Information

2.5

Field Examination

2.6

Definitions

3.0

DISCLAIMER

4.0

PROPERTY DESCRIPTION AND LOCATION

4.1

Area and Location

4.2

Claims and Agreements

4.3

Environmental Requirements

5.0

ACCESS, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

Access

5.2

Climate

5.3

Local Resources

5.4

Infrastructure and Physiography

6.0

HISTORY

7.0

GEOLOGICAL SETTING

7.1

Regional Geology

7.2

Local Geology

8.0

DEPOSIT TYPES

9.0

MINERALIZATION

10.0

EXPLORATION

10.1

Current Exploration

10.2

Past Exploration

11.0

DRILLING

11.1

Current Drilling

11.2

Past Drilling

12.0

SAMPLING METHOD AND APPROACH

12.1

Current Sampling

12.2

Past Sampling

13.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1

Current Procedures

13.2

Past Procedures

14.0

DATA VERIFICATION

15.0

ADJACENT PROPERTIES

16.0

MINERAL PROCESSING AND METALLURGICAL TESTING

17.0

MINERAL RESOURCE ESTIMATE

18.0

OTHER RELEVANT DATA AND INFORMATION

19.0

INTERPRETATION AND CONCLUSIONS

20.0

RECOMMENDATIONS

20.1

Recommended Exploration Program

20.2

Budget for 2006-2007

21.0

REFERENCES

22.0

ILLUSTRATIONS

23.0

CERTIFICATE AND CONSENT OF AUTHOR

LIST OF FIGURES

Figure

Figure 1  Location map showing the location of the Livengood project.

Figure 2  Claim map showing land status of the Livengood land position.

Figure 3  Panorama of Money Knob and the project area.

Figure 4  Terrane map of Alaska showing the location of the Livengood Terrane.

Figure 5  Geologic cross section and map of the Livengood project area.

Figure 6  Photographs of key features at the Livengood project.

Figure 7  Plot of AGA soil sample results.

Figure 8  Distribution of drilling in the Livengood District as of 2004 with respect to anomalous soil samples shown in Figure 6.

Figure 9  Location of BAF drill holes and north-south cross sections through lines of drill holes.

LIST OF TABLES

Table

Table 1  Exploration History

Table 2  Highlights of Livengood Drilling

Table 3  2006-2007 Exploration Budget

LIST OF APPENDICES

Appendix 1  Claim Information

1.0  Summary

The Livengood property is located in approximately 75 miles (120 km) northwest of Fairbanks, Alaska in the Tolovana mining district within the Tintina Gold Belt.  The area of interest is centered on a hill named Money Knob.   This feature is considered by many to be the lode gold source for the Livengood placer deposits which have actively produced more than 500,000 ounces of gold since 1914.

The property has been prospected and explored by several companies and private individuals since the 1970s.  Past exploration data is not available except from the most recent work conducted by AngloGoldAshanti NA Inc. (AGA).  Geochemical surveys by AGA in 2003 and 2004 outlined a ~1.0 x 0.5 mile (1.6 x 0.6 km) area with anomalous gold in soil.  Furthermore, scattered anomalous samples occur along strike to the northeast and southwest for an additional 1.25 and 1.0 miles (2.0 and 1.6 km) respectively.  Subsequently, a campaign of eight reverse circulation drill holes was conducted in 2003 and a further 4 diamond core holes were drilled in 2004.  Favorable results from these holes include wide intervals of gold mineralization (BAF-7; 133.5 m @ 1.10 gt Au; MK-04-03; 100.58m @ 0.5 g/t Au).  On the basis of results to date, ITH believes that the property merits additional exploration in order to test for the presence of a bulk tonnage gold deposit.

Mineralization consists of gold in multiple stages of quartz veins associated with variable amounts of pyrite, arsenopyrite, stibnite, and minor to trace amounts of other sulfides.  Vein and disseminated mineralization are spatially and possibly genetically associated with dikes and sills of monzonite, diorite, and syenite composition.

The surrounding host rocks consist of a three, thrust-bounded assemblages.  Lowest is the Late Proterozoic – early Paleozoic Amy Creek assemblage of basalt and sediments.  It is structurally overlain by a Cambrian ophiolite sequence which in turn is overlain by Devonian shale, siltstone and carbonate.  The entire package was intruded at 90-93 m.y., an age consistent with gold mineralization throughout the Tintina Gold Belt.

The author recommends the proposed exploration program based upon the extent of the soil anomaly, wide mineralized intercepts in drill holes, and the position of the area as the source for a substantial placer gold deposit.

2.0

Introduction and Terms of Reference

2.1

Introduction

Mineral Resource Services Inc. (MRS) was requested by International Tower Hill Mines Incorporated (ITH) to review the AngloGold Ashanti (U.S.A.) Inc. (AGA) Livengood gold project in the Tolovana mining district of central Alaska and provide them with a National Instrument 43-101 compliant technical report.  This report summarizes information provided to MRS by AGA, personal observations in the course of a field visit, and general geologic information available to the public through peer review journals as well as publications by the U.S. Geological Survey and agencies of the State of Alaska.

2.2

Terms of Reference

Dr. Paul Klipfel of Mineral Resource Services Inc., of Reno, Nevada, was commissioned by AGA and ITH to prepare the following report for submission to the TSX Venture Exchange in support of public financing.  Dr. Klipfel is an independent consultant and is a Qualified Person (QP) as defined by N.I. 43-101

2.3

Purpose of Report

The purpose of this report is to provide an independent evaluation of the Livengood project, the exploration history, its relevance and adequacy, the discovery potential of the area, and provide recommendations for future work.  This report conforms to the guidelines set out by the Canadian National Instrument 43-101.

2.4

Sources of Information

Information for this report was provided by AGA and includes the data produced to date by AGA in the course of exploring the property.  In addition, the author spent one day on the site reviewing core, examining outcrop, and discussing the project with Mr. Jeffrey Pontius, AGA’s exploration manager responsible for acquisition and exploration of the property.

2.5

Field Examination

The author of this report visited the property on Friday, June 16, 2006 to examine the site with Mr Jeff Pontius, Exploration Manager North America for AGA following data review on June 6-7, 2006 in AGA’s Denver office.  The field visit included review of the physiographic, geologic and tectonic setting of the property, drill hole collar locations, as well as detailed examination of outcrop and sampling of the key veins.  Drill core was examined at the core storage facility in Fairbanks, Alaska.

3.0

Reliance on Other Experts

The preparation of this report has relied upon public and private information provided by AGA regarding the property.  The author assumes and believes that the information provided and relied upon for preparation of this report is accurate and that interpretations and opinions expressed in them are reasonable and based on current understanding of mineralization processes and the host geologic setting.

The author has not reviewed the location of claim boundaries or identification posts nor collected duplicate samples of core material.  However, AGA’s QA/QC procedures and protocols were reviewed and deemed to follow industry best practices.  A single sample was collected in the field.  It consists of vein material and wall rock and is described later in this report.

4.0

Property Description and Location

4.1

Area and Location

The Livengood project is located approximately 75 miles northwest of Fairbanks in the northern part of the Tintina gold belt (Figure 1).  At this location, the property lies predominantly to the north of the Elliot Highway, the main north-south road from Fairbanks before it turns into the Dalton Highway which connects Fairbanks with the Alaskan far north.  The property lies in numerous sections of T8N and Rs4 and 5W.  Money Knob, near the center of the claim block is located at 65o30’52’’N, 148o27’50’’W.

The property consists of an aggregate area of 4021 acres and is comprised of a Mining Lease (Alaska Mental Health Land Trust Lease # MHT 9400248; 3621 acres) along with 20 other underlying federal lode claims belonging to private individuals (400 acres).  Other privately held State mining claims and federal placer claims cover part of the area of interest and adjacent ground to the north (Figure 2).

The key area of interest is a northeast-trending soil anomaly coincident with known gold-bearing quartz veins.  This zone  lies along the north flank of Money Knob and is approximately 1 mile x 0.5 mile (1.6 x 0.8 km) in size.  The anomaly is situated in a broader area of anomalism that extends a further 1.25 miles (2 km) to the northeast and 1 mile (1.6 km) to the southwest.  This zone is described further in section 9.0

4.2

Claims and Agreements

The Livengood Property is currently being explored via access to land through a mining lease agreement with the Alaska State Mental Health Land Trust (AMHLT)  (Lease # MHT 9400248). Portions of the claim block are underlain by scattered federal lode and federal and state placer claims held by private individuals.  Among these, AGA has a 10 year renewable lease agreement with Richard L. Hudson and Richard W. Geraghty of Fairbanks, Alaska which expires July 15, 2013.

State mining claims and federal placer claims cover Livengood Valley and portions of the slopes to the north and south.  Some of these claims underlie the Livengood area of interest, but placer claims only confer surface operation rights (to bedrock) and do not restrict subsurface rights that may be of interest to ITH.  There are three other small claim holders within the Livengood Property, which AGA deemed not critical to exploration at this time.

The AGA lease agreement with AMHLT was signed July 1, 2004 and consists of a signing bonus of $5/acre, advance royalty payment of $5/acre/year ($18,105 paid June 1, 2006) which escalates to $15/acre in years 4-6 and $25/acre in years 7-9.  The lease has a work commitment of $10/acre in years 1-3, $20/acre in years 4-6, and $30/acre in years 7-9.  The lease carries a sliding scale production royalty of 2.5% @ $300 gold up to 5% for a gold price more than $500.

The lease agreement with Hudson and Geraghty includes a small signing bonus and commencing on April 21, 2003, an advance royalty payment of $20,000 was made.  Annual payments escalate $10,000 per year to a cap of $50,000 per year.  There is a net smelter royalty of 2% for gold price <$320 per ounce and 3% for gold prices ≥ $320 per ounce.  The NSR can be reduced at the price of $1 million for 1% NSR.

All agreements are transferable and the parties have said they are agreeable to the transfer.

The claims have not been surveyed.

4.3

Environmental Requirements

Project activities are required to operate within all normal Federal, State, and local environmental rules and regulations.  This includes proper and environmentally conscientious protection of operational areas against spills, capture and disposal of any hazardous materials including aviation fuel, etc., reclamation of disturbed ground, and removal of all refuse.

With over 90 years of placer mining activity and sporadic prospecting and exploration in the area, the site has undergone moderate to considerable historic disturbance.  Some of the historic placer workings are now overgrown with willow and alder.  The old mining town of Livengood is now abandoned except for road maintenance buildings.  ITH does not anticipate any obligations for recovery and reclamation of historic disturbance.

Total disturbance associated with ITH’s planned exploration will be minimal.  Some drill pads and access ways will need to be cleared, but most of the hilly but subdued topography is covered with secondary alder, willow, and spruce.  The highest ground is bare or covered in small shrubs.

All drill sites will be reclaimed after exploration activities in the area are finished

There are no known wildlife issues.  Wildlife in the area consists of moose, bear, and various small mammals.  None were observed in the course of the visit.

There are no known existing environmental liabilities.

4.4

Permits

Operations which cause surface disturbance such as drilling are subject to approval and receipt of a permit from the Department of Natural Resources.  AGA has been permitted by State and Federal agencies for past operations under Alaska State APMA permit #9748 and BLM permits # FO039748 & # FF-093953.  These permits will need to be amended for new drilling.  The State and Federal permits are transferable.

There are no known issues concerning water beyond normal operational obligations.  These fall under operating permits issued by the state.

There are no known native rights issues concerning the project area.

5.0

Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1

Access

The Livengood Project area is located approximately 115Km northwest of Fairbanks on the Elliot Highway, which provides paved year-round access to the area. At present there are no full time residents in the former mining town of Livengood.  A number of unpaved roads have been developed in the area providing excellent access to most of the areas of immediate interest.

5.2

Climate

The climate in this part of Alaska is temperate and mild in summer with average highs and lows in the range of 72 to 45 Fo (22-7 Co).  Winter is cold with average highs and lows for December through March in the range of 23 to -17 Fo (-5 to -27 Co).  Annual precipitation is on the order of 10 inches (23 cm) which arrives mostly in the summer.

5.3

Local Resources

The project is serviced from Fairbanks, population 87,000.  Fairbanks is serviced by major airlines with numerous daily flights to and from Anchorage and other locations. Helicopters and fixed wing aircraft are readily available.  All supplies necessary for the project can be obtained in Fairbanks.

Fairbanks is also home to the University of Alaska and the Alaska Division of Geological and Geophysical Surveys.

5.4

Infrastructure and Physiography

The project is situated in forested hilly countryside with subdued topography owing to Pleistocene glaciation and deposition of loess and gravel in valleys (Figure 3).  Elevation ranges from a base level in streams of about 500’ to 2317’ (150 – 700m) at Amy Dome along the east side of the project area of interest.  Streams meander in wide glacial valleys.  Ridge lines are generally barren with sparse vegetation.

The area is drained by Livengood Creek which flows to the southwest into Tolovana River which joins the Tanana River and ultimately the Yukon River approximately 120 miles to the west.

Existing infrastructure includes a paved highway which passes through the property and within ~ 1 mile of Money Knob.  Lesser unpaved roads are developed throughout the property.  A repeater tower has been built on “Tower Hill” approximately 1 mile east of Money Knob.

6.0

History

Gold was first discovered in the gravels of Livengood Creek in 1914 (Brooks, 1916).  Subsequent to that, over 500,000 ounces of gold was produced and the small town of Livengood was established.  The focus of prospecting activity has been primarily involved with identifying the extent and character of the placer deposits.  Some prospecting in the form of dozer trenching was carried out for lode type mineralization in the vicinity of Money Knob.  However, to date no significant production has been derived from lode gold sources.

Several companies have explored in the Livengood District over the past 30 years.  The information available on these programs is shown in Table 1.   Placer Dome’s work appears to have been the most extensive but it was focused to the north of Money Knob.  Data from these programs was not available for evaluation for the purposes of this report and the above information was derived from AGA memos and verbally from colleagues.

AGA acquired the property in 2003 and undertook an 8 hole RC program on the Hudson-Geraghty lease.  The results from this program were encouraging and were followed up with an expanded soil geochemical survey which identified anomalous zones over Money Knob and to the east.  Based on the results of the soil survey, 4 diamond core holes were drilled in late 2004.  Results from these two AGA drill programs were deemed favorable and a follow-up core hole drilling program was planned but not executed due to financial constraints.  It is ITH’s intention to complete AGA’s proposed program and contingent on results, conduct additional exploration as appropriate.

TABLE 1

EXPLORATION HISTORY

Company / Year	Major Activity	Results	Comment
Homestake / 1976	Geochemistry & 6 boreholes	Not available	-
Occidental Petroleum / 1981	6 boreholes	Not available	-
Amax / 1991	3 boreholes / surface geochemistry and auger testing	Not available	-
Placer Dome / 1995 - 96	Surface exploration / geophysics & 9 boreholes	Not available	Work focused to north of Money Knob
Cambior / 2001 -02	Geochemistry	Not available	Corporate restructuring – no follow-up.
AGA / 2003- present	Geochemistry / geophysics / drill testing	Geochemical anomaly, numerous drill intersections	Results discussed in this report

In 2004, as part of larger state-wide programs, the Alaska Division of Geological and Geophysical Surveys undertook a district-scale program of mapping and whole rock geochemical sampling in support of the mapping.  They report “one highly anomalous sample that yielded slightly over one ounce per ton gold” (Craw and Athey, 2004).

Geophysical work that has been completed in the vicinity includes an airborne magnetic survey by Placer Dome in 1995.  This data has not been recovered. They also conducted VLF surveys in the northern part of the district in 1996 with only limited success because of the mixed frozen and thawed ground. This data is not available.  The state of Alaska flew a 400 meter line spaced DIGHEM survey (an aerial, multi-channel ElectroMagnetic technique) over the Livengood District in 1998.  AngloGold Ashanti ran a series of CSAMT (Controlled-Source Audio-frequency Magneto-Telluric) lines across Money Knob in 2004.  This survey helped to support existing interpretations.

7.0

Geological Setting

7.1

Regional Geology

The Livengood ‘district’ is a portion of the broader Tolovana mining district.  It is situated in a complex assemblage of rocks known as the Livengood Terrane (Figure 4).  This Terrane is an east–west-trending belt, approximately 150 miles (240 km) long, bounded on the north by splays of the Tintina fault.  It is composed of a complex sequence of rocks which do not match assemblages of the adjacent Yukon – Tanana Terrane.  Throughout the Livengood Terrane, individual assemblages of various ages are tectonically interleaved.  Each assemblage, and perhaps stratigraphy within assemblages are bounded by both low angle thrust faults and steep faults, of which at least some are interpreted as splays of the Tintina Fault system.

The Livengood Terrane is overprinted by later Mesozoic intrusions believed to have originated in the back-arc position above subducting oceanic crust.  These intrusions are quartz monzonite to diorite to syenite in composition and some of them are believed to be responsible for gold mineralization of the Tintina Gold Belt (Goldfarb, et al., 2000).  The Livengood district occurs at the western end of the Tintina gold belt although some workers extend it further west to include Donlin Creek and other deposits in the Kuskokwim region.

7.2

Local Geology

In the vicinity of the Livengood project, the structurally lowest rocks comprise the Amy Creek Assemblage (IPzZ units on Livengood geology map; Athey et al., 2004) which consists of latest Proterozoic to early Paleozoic basalt, mudstone, chert, dolomite, and limestone (Figure 5).  These units are believed to represent incipient ocean floor basalt in a continental rift system and overlying sediments.  The origin and age are poorly constrained but fossil evidence suggests a depositional age of latest Proterozoic  to Cambrian time..

Structurally above the Amy Creek Assemblage lies an early Cambrian ophiolite sequence (Plafker and Berg, 1994).  The assemblage consists of structurally interleaved greenstone, pyroxenite, metagabbro, layered metagabbro, and serpentinite (Figure 5).  Metamorphic ages suggest that the north-directed emplacement occurred during the Permian.

The ophiolite sequence is, in turn, structurally overlain by Devonian sediments which include shale, siltstone, conglomerate and volcaniclastics (Figure 6).  This unit is the principal sedimentary host rock to the mineralized veins.

The uppermost lithologic unit is predominantly comprised of chert and is mapped as Amy Creek formation.  This unit is in thrust fault contact with underlying assemblages.

Each of these assemblages strike approximately east-west to northeast-southwest and dip 20-30o south, consistent with northward vergence of thrust transport.

The rocks described above are intruded by back-arc 91.7 – 93.2 m.y.,(Athey and Craw, 2004) multiphase monzonite, diorite, and syenite stocks, dikes, and sills with equigranular to porphyritic textures.  These intrusive rocks are the principal host rocks to quartz vein mineralization (Athey et al., 2004). The primary intrusive composition of the larger dikes is an early stage biotite monzonite. Narrower, later stage dikes are composed of non-biotite feldspar porphyry +/- syenite, and aplitic non-biotite felsic intrusives.

To the north, significant faults separate other assemblages to the north from those described here.  These faults are thought to be subvertical splays of the dextral Tintina fault system.  To the west of Money Knob is a north-south normal fault known as the Myrtle Creek Fault.  West-side down movement on this fault may have influenced the paleo-drainage system of the area.  Based on a number of lines of evidence, it is believed that Livengood Creek used to flow to the northeast.  Capture of the stream by the Tolovana River, and reversal of flow could have been related, in part, to movement along the Myrtle Creek Fault (Karl, et al., 1987; Athey and Craw, 2004).

 8.0

Deposit Types

Epigenetic mineralization occurs as multiphase fine quartz veins of apparent multiple stages (Figure 6) occurring in intrusive dikes and sills, and to a lesser extent in the surrounding sedimentary rocks.  The style of mineralization is analogous to that at the Donlin Creek deposit where gold occurs in fine quartz veins associated with dikes and sills of similar composition (Ebert, et al., 2000) .  In the broader sense, mineralization at Money Knob is spatially related to intrusions, consistent in style, timing, and composition to numerous gold deposits and mineral occurrences of the Tintina Gold Belt (McCoy, et al., 1997; Smith, 2000).

Vein mineralization of the Livengood property is interpreted to be intrusion-related epigenetic type.  The character and geochemical association of As-Sb±Hg is suggestive of formation at a crustal level higher than mesothermal depths (~5-10 km) and deeper than epithermal systems (~, 3 km).

9.0

Mineralization

Historically, the Livengood district has been known for its > 500,000 ounce placer gold production.  The source of this gold is unknown, but the principal drainages which fed the placer gravels are sourced from Money Knob and the associated ridgeline.  Prospecting in this area has revealed numerous gold-bearing quartz veins, generally associated with dikes, sills and stocks of monzonite, diorite, and syenite composition.  The reduced composition and porphyritic to brecciated textures as well as local zones rich with arsenopyrite, are characteristics common to many deposits of the Tintina Gold Belt (e.g. Brewery Creek, Donlin Creek) (McCoy, et al., 1997; Smith, 2000).

No lode production has taken place at Money Knob.  Exploration of the area by various companies, and in particular, AGA’s soil survey, reveals a ~1 mile x 0.5 mile (1.6 x 0.8 km northeast to east-northeast trending anomalous area which has been only partially drill tested (Figures 7 and 8).  This anomaly is situated in a broader area of anomalism that extends another 1.25 miles (2 km) to the northeast and 1 mile (1.6 km) to the southwest.

The 2003 reverse circulation drilling program conducted by AGA intersected gold mineralization interpreted to be the result of a large intrusive-related gold system.  Multiple intercepts of > 1g/t Au were encountered in 7 of the 8 holes and included a single interval of 2.02 g/t Au in the 8th hole.  Some of the results of this program include 42.6 m @ 1.67 g/t  and 30.5 m @ 1.32 g/t Au (BAF-7) (Table 2).  These wide intercepts are interpreted to have been drilled nearly down-dip within the contact zone between the dike and adjacent sediments (Figure 9).

In general, better gold values (>1 g/t) are associated with dike margins and broad zones within adjacent sedimentary rocks and internal to some of the dikes. Mineralization is commonly associated with increased concentrations of quartz veining +/- course arsenopyrite, though not always. Where gold occurs in sedimentary host rocks, host veins are most common in brittle siltstone, sandstone, and pebble conglomerate as opposed to shale.

Several mineralogic and alteration associations have been recognized by AGA geologists.  These imply that mineralization is multistage with slightly different mineralogic content during each stage.  It is interesting that discontinuous veins with abundant arsenopyrite (arsenopyrite ‘clots’) (Figure 6) contain high grade gold up to 100 g/t  in a rock chip sample (AGA unpublished memorandum).  However, the majority of the drill and trench samples indicate broad zones of gold mineralization (Table 2) characterized by minor disseminated pyrite.  These variations in mineralogy and style of mineralization suggest that thermal zonation is present and that there may be multiple superimposed “hot” centers in the district.  Detailed work is necessary to establish the paragenetic relationships more precisely.

Mineralization occurs in each of the rock types at Livengood.  However, it appears that mineralization is most prolific in and adjacent to intrusive dikes and sills.  In addition, gold mineralization that occurs in volcanic and/or thrust fault zones within the Devonian sequence may form additional favorable settings for mineralization and warrants additional evaluation.

.

Table 2

HIGHLIGHTS OF LIVENGOOD DRILLING

Hole ID	From –to (m)	Select Intervals (m)	Au Content (g/t)	Comments
BAF-1	0-12	12	1.150	Angle RC hole
BAF-4	79.5-96	16.5	1.107	Angle RC hole
BAF-7	160.5-294	133.5	1.10	Vertical RC hole
BAF-8	135-150	15	1.761	Angle RC hole
MK-04-01	103.63-106.68	3.05	4.09	Angle core hole
MK-04-02	13.59-32.92	19.33	0.67	Angle core hole
MK-04-02	53.95-67.97	14.02	1.25	Angle core hole
MK-04-03	79.19- 80.92	1.73	5.4	Angle core hole
MK-04-03	89.31-189.89	100.58	0.51	Angle core hole
MK-04-04	13.32-35.66	22.34	0.54	Angle core hole

10.0

Exploration

10.1

Current Exploration

ITH has not performed any exploration on the Livengood Property.  It is seeking public and private funding in order to conduct exploration and test targets in the vicinity of Money Knob and along the mineralized trend identified by AGA soil sampling.

10.2

Past Exploration

Several companies have explored the Livengood area as outlined in Section 6 (History).  The only data available to the author is from AGA.  Results from that work include identification of a sizeable area of anomalous gold in soil samples and drilling significant intervals of anomalous gold mineralization (described in previous sections).

It is ITH’s intent to continue exploration of this area in a manner consistent with the discovery and definition of a significant gold resource.

11.0

Drilling

11.1

Current Drilling

ITH has not performed any drilling on the Livengood Property.  It is seeking public and private funding in order to conduct exploration, including drilling of targets in the vicinity of Money Knob and along the mineralized trend identified by AGA soil sampling.

11.2

Past Drilling

Drilling to date has focused on a modest portion of the soil anomaly area.  In 2003 drilling identified a broad zones of gold mineralization (BAF-7; 133.5m@1.1g/t Au - Table 2). Drilling in 2004 tested possible gold mineralization beneath the soil anomaly up to 1.7 km to the west of 2003 drill holes.  The results identified thick zones of gold mineralization in Devonian rocks beneath a relatively barren Cambrian thrust plate (MK-04-03; 100m@0.51g/t Au - Table 2). These results highlight the fact that significant mineralization exists beyond the limits of the main soil anomaly.

Drilling in 2003 consisted of 1514 m of vertical and angled reverse circulation (RC) drilling in eight holes.  The RC drilling was conducted by Layne Christiansen Company using an MPD 1500 Track RC drill.   Drilling in 2004 consisted of 654m of NQ2 coring in 4 diamond drill holes which were also drilled by Layne using a LF70 core drill.

12.0

Sampling Method and Approach

12.1

Current Sampling

ITH has not performed any sampling on the Livengood Property.  It is seeking public and private funding in order to conduct exploration, including sampling in order to better define the extent of the soil geochemical anomaly identified in soil samples.

12.2

Past Sampling

All soil and drill samples were collected according to AGA in-house sampling protocols for geochemical sampling in glaciated terrain.  The author has reviewed these and security procedures and has verified that they meet or exceed standard industry practices.  Sampling procedures remained the same through the course of 2003 and 2004 exploration programs.  The author did not verify soil sample results because sample pulps and rejects have been discarded. The author did not collect any soil samples for verification purposes.

All geochemical samples were secured and shipped to Fairbanks according to AGA protocols for sample preparation (drying, crushing, sieving, and pulverizing) at ALS-Chemex in 2003 and Alaska Assay in 2004.  Sample splits (300-500g for rock material; -80 mesh for soil samples) were then sent to ALS Chemex in Vancouver for analysis. Analytical methods used were standard 30g fire assay with AA finish and multi-element ICP-MS.  These are standard analytical packages for the exploration industry and are performed to a high standard. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  ALS Chemex is accredited by the Standards Council of Canada, NATA (Australia) and is an ISO 17025 accredited company.

Reverse circulation sampling was done by conventional collection and splitting of drill cuttings at five foot intervals and retention of 3-5 kg samples for analyses.  Representative material was also collected and saved in chip trays for later visual inspection.  Samples were secured and transported to the sample preparation facility of ALS Chemex in Fairbanks for drying, crushing, pulverization, and splitting.  300-500 gram splits were sent to Vancouver for analysis by standard 30 gm fire assay with AA finish and multi-element ICP-MS.

Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist.  It was logged for rock type, alteration, structure, and with detailed descriptions.  The author has examined the core logs and core from the four 2004 holes and can verify the reliability of the logging.  Core was sawed in half and one half sent for analysis.  The other half is kept at AGA’s core storage facility in Fairbanks and was examined in the course of the site visit..

13.0

Sample Preparation, Analyses and Security

13.1

Current Procedures

ITH plans to adopt AGA’s current geochemical standard operating procedures.  It has not completed any sampling to date.  Furthermore, ITH staff are familiar with normal and usual industry practices concerning sample security, procedure and analytical quality assurance and quality control.

13.2

Past Procedures

Soil and drill samples obtained in 2003 and 2004 exploration programs were subject to AGA’s in house methodology and Quality Assurance Quality Control (QAQC) protocols.  Samples were analyzed by various methods by different laboratories.

In general, all sampling campaigns were subject to insertion of blanks approximately every 25 samples, standards every 25 samples, as well duplicate samples from pulp splits and coarse reject splits, sample repeats approximately every 20 samples.  Duplicate samples were also collected at the drill rig for 2003 RC drilling.  Results of AGA’s QAQC program have been reviewed by the author.  Overall, the QAQC samples indicate that sampling and analytical wok is accurate and reliable.  There were two instances of issues with blanks and standards out of compliance with AGA protocols, but these were satisfactorily resolved by the company.  The sample database does not appear to be compromised.

14.0

Data Verification

Field and drill core observations made by the author during the site visit are consistent with the style of mineralization and alteration reported in the material provided by AGA.  Outcrop exposures in drainages, trench faces, road cuts, and along the ridge lines were examined and found to be consistent with existing geological maps.

As a check, a single sample was collected along 3 m of a trench face (Figure 6) where intrusive material with quartz veins is exposed.  This sample was crushed, split, pulverized and assayed with a 50 g fire-assay AA finish method by ALS Chemex in Reno, Nevada.  The sample contains 1.31 g/t Au, a value consistent with generalized results from AGA sampling and expectations for material of that type and location.

In addition, the author witnessed the sluicing and panning of concentrated “clean up” material shoveled from a trench face.  The material contained a significant amount of fine colors as seen in the panning dish verifying the presence of free gold at a range of sizes in that part of the trench face.

The author has not verified all sample types or material reported.  To the best of the author’s knowledge, AGA has been diligent in their sampling procedures and efforts to maintain accurate and reliable results.

15.0

Adjacent Properties

The Livengood property overlaps with and is bounded on the north by Federal placer and State Mining claims of Karl Hanneman (Figure 2).  Small-scale placer operations are currently in progress on these alluvial gravels.  ITH is currently in negotiation with Mr. Karl Hannaman for acquisition of the state claims.

AGA is holder to 21 State Mining claims 5 km to the south where soil sample surveys have been performed.  Results of this work are not known to the author.  The author believes these claims bear no significance to the Livengood property.

Another claim block called the Shorty Creek claims is controlled by Select Resources is located approximately 10 km to the SW of the Livengood project area and is actively being explored for gold mineralization by Select Resources.

The Alaska Pipeline, the main means of transporting crude oil from Alaska’s north slope to the south coast of Alaska, runs northwest-southeast transits the countryside about 5 miles (8km) to the west.  This feature is not expected to have any impact on the project.

16.0

Mineral Processing and Metallurgical Testing

ITH has not undertaken any mineral processing or metallurgical tests.

In 2004, AGA attempted to test the cyanide solubility of gold in drill sample material by analyzing samples containing more than 200 ppb Au.  Samples were sent to ALS Chemex for a 30g cold cyanide leach assay (Au-AA24).  198 samples were analyzed in this manner and they show consistent low CN soluble assays, which on average are about 60% of the fire assay value (AGA in house memorandum to files).  The significance of this result is unclear because there are many variables which could affect this outcome.  These include small sample size, nugget effect, host rock type, sulfide content, other mineral content, encapsulation, and possible inappropriate testing method.  Of these, nugget effect is expected when there is coarse free gold which was witnessed by the author in the sluice sample of trench face material.  And, sulfide is known to be present.  In an effort to determine which minerals might impact the cyanide test, AGA used principle component analysis for four sets of ‘factors’.  They concluded that As and Sb had little impact, but that sulfide content and course gold were the leading contenders for lowering recovery in the CN leach samples.

In the author’s opinion, this test is inconclusive due to small sample size and nugget effect.  However, it should be an indicator that gold and sulfide characterization studies should be undertaken and metallurgical testing should be designed with sample size, coarse free gold content, distribution and location of gold in host rock, material type (shale, carbonate, intrusive) , and sulfide content in mind.  At this stage, the results should only be considered as a preliminary indicator of potential refractory issues for a cyanide leach processing

17.0

Mineral Resource and Mineral Reserve Estimates

Neither ITH or AGA have conducted any resource or reserve estimation.

18.0

Other Relevant Data and Information

No additional information or explanation is known by the author to be necessary to make the technical report understandable and not misleading.

19.0

Interpretation and Conclusions

The Livengood property is centered on an area (Money Knob) considered by many for a long time to be the lode source for gold in the Livengood placer deposits which have produced in excess of 500,000 ounces of gold.  Anomalous gold in soil samples occur over a northeast to east-northeast trending area of approximately 1 mile x 0.5 mile (1.6 x 0.75 km) northeast to east-northeast trending anomalous area with anomalies scattered further to the northeast and southwest.  Drilling has identified wide intervals (>100 m @ ≥ 1.0 g/t Au) of gold mineralization with local higher grade narrow intervals beneath the soil anomaly.  The current number of drill holes are inadequate in number and depth to assess the area beneath the soil anomaly.  Also, the apparent continuity of possible mineralization to the northeast and southwest is important as it indicates potential for discovery of more mineralization along strike in both directions.

The style of mineralization is consistent with other deposits in the Tintina Gold Belt.  Superficially, it appears to be most consistent with mineralization at Donlin Creek to the extent that quartz veins and gold content are spatially and possibly genetically related to multi-stage dikes and sills in sedimentary rocks.  In addition, further mineralized zones might be present in volcanic beds and/or low angle structures within the sedimentary package.  Veining appears to continue into ophiolitic rocks which implies that mineralization is not limited to the aerial extent of the sedimentary package.

The author concludes that sufficient evidence is present to justify an exploration program that tests for the existence of a large, bulk tonnage gold deposit beneath and within the vicinity of Money Knob.

20.0

Recommendations

20.1

Recommended Exploration Program

It is recommended that exploration of the Money Knob area undertake sampling, mapping, trenching, and structural analysis, with the aim of testing the area for a northeast trending zone(s) of mineralization as indicated by the trend of anomalous gold in soil samples.  Secondary targets include low angle favorable volcanic beds and/or structures and possible structural splays from the northeast trending zone.  Surface and subsurface work should be adequate to provide a means of correlating information between drill holes and the surface.  Initial drilling should attempt to define the extent of mineralization and its structural orientation.  Later phases of drilling should be at a density to enable reliable correlation of mineralization along and across strike of any mineralized zones defined.

In addition, exploration work should undertake mineralogic and metallurgical characterization studies to ascertain the nature of gold and how it occurs in the project area.  This should include petrographic work, gold characterization studies, leach tests, and any other studies that will help define the feasibility of extracting gold from host rock.  Attempts should be undertaken to obtain data on past work to help utilize that information in the exploration process.

20.2

Budget  for 2006 - 2007

ITH has proposed the following budget to accomplish their desired work program for 2006 and 2007 (Table 3).  The author recommends implementation of this program as it will accomplish ITH’s initial goals of evaluating the Livengood property.  In addition, the author agrees that the budget is commensurate with the work program and adequate to complete this stage of exploration successfully.

TABLE 3

2006-2007 EXPLORATION BUDGET

Expenditure	2006 $ (000)	2007 $ (000)	Comments
Land	100	185	Claim and lease fees
Geological and Contract Services	80	105	Contract/consulting fees
Drilling	270	540	Drilling, supplies, preparation, hole abandonment
Geochemistry	35	65	Rock, soil, drill core and cuttings, prep and assay
Admin and Operations	125	200	Office, salaries, travel, reporting
TOTAL	610	1,095

21.0

References

Athey, J.E., and Craw, P.A., 2004, Geologic maps of the Livengood SW C-3 and SE C-4 Quadrangles, Tolovana mining district, Alaska, Preliminary Interpretive report 2004-3, Division of Geological and Geophysical Surveys.

Athey, J.E., Szumigala, D.J., Newberry, R.J., Werdon, M.B., and Hicks, S.A., 2004, Bedrock geologic map of the Livengood SW C-3 and SE C-4 Quadrangles, Tolovana mining district, Alaska, Preliminary Interpretive report 2004-3, Division of Geological and Geophysical Surveys.

Brooks, A. H., 1916, Preliminary report on the Tolvana district:  U.S. Geological Survey Bulletin 642, p. 201-209.

Ebert, S., Dodd, S., Miller, L., and Petsel, S., 2000, The Donlin Creek Au-As-Sb-Hg deposit, southwestern Alaska, in Geology and Ore Deposits 2000, The Great Basin and Beyond, Syposium Proceedings, Geological Society of Nevada, ed., Cluer, J.k., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., p. 1069-1081.

Goldfarb, R., Hart, C., Miller, M., Miller, L., Farmer, G.L., Groves, D., 2000, The Tintina gold belt – a global perspective, in The Tintina Gold Belt: Concepts, Exploration, and Discoveries, British Columbia and Yukon Chamber of Mines, Cordilleran Roundup Special Volume 2, p. 5-31.

Karl, S.M., Ager, T.A., Hanneman, K., and Teller, S.D., 1987, Tertiary gold-bearing gravel at Livengood, Alaska, in Geologic Studies in Alaska by the USGS in 1987, U.S.G.S. Circular 1016, p. 61-63.

McCoy, D., Newberry, R.J., Layer, P., DiMarchi, J.J., Bakke, A., Masterman, J.S., and Minehane, D.L., 1997, Plutonic related gold deposits of interior Alaska, Society of Economic Geologists, Economic Geology Monograph 9, pp. 91-241.

Plafker, G. and Berg, H.C., 1994, Overview of the geology and tectonic evolution of Alaska, in Plafker, G. and Berg, H.C. eds., The Geology of Alaska: Geological Society of America, Boulder Co  The Geology of North America, v. G1, p. 989-1017.

Smith, M., 2000, The Tintina gold belt: an emerging gold district in Alaska and Yukon, in The Tintina Gold Belt: Concepts, Exploration, and Discoveries, British Columbia and Yukon Chamber of Mines, Cordilleran Roundup Special Volume 2, p. 1-3.

22.0

Illustrations

Figure 1.  Location map showing the location of the Livengood project.

Figure 2.  Claim map showing land status of the Livengood land position.  AMHL Mining Lease (green line); Hudson and Geraaghty claims – as shown; other privately held State mining claims and Federal placer claims – blue and tan respectively.

Figure 3.  Panorama of Money Knob and the project area.  Red outline shows area of soil anomaly.  Blue lines outline placer workings to the north in Livengood Creek.

Figure 4. Terrane map of Alaska showing the location of the Livengood Terrane (red arrow).  The heavy black line north of the Livengood Terrane is the Tintina Fault.  The heavy black line to the south of the Livengood and Yukon – Tanana Terrane (YT) is tht Denali Fault.  The Tintina Gold Belt lies between these two faults.  After Goldfarb, 1997.

A

B

Figure 5.  Geologic cross section and map of the Livengood project area (Athey, et al., 2004).  A) Cross section through Money Knob illustrating the geological components of the Livengood District. lPZZmc are older siliceous shelf metasediments. Cs, Cgs and Cmg are Cambrian mafic and ultramafic volcanics and intrusive rocks of oceanic ophiolitic affinity. Dc represents Devonian siliciclastic sediments with turbiditic affinities. The thrust imbrication may reflect two deformation events, one in the Permian and one in the Middle Cretaceous. The thrust package has been intruded by a number of Cretaceous felsic intrusions.  B)  Geologic map showing the location of the cross section A-A’.  Pink symbols identify intrusive rocks.

Figure 6.  Photographs of key features at the Livengood project.  A) Photo of outcropping shale )above and below) and volcaniclastic layer (brown) in streambed on north side of Money Knob. B) Trench face where check sample was collected.  Note the thin quartz veins.  There are others, but they are too narrow to appear in this photo.  C) Hand specimen of porphyritic intrusive showing weak sericitic alteration.  D) Hand specimen of porphyritic intrusive. E)  Weakly porphyritic intrusive with fine veins with open space dog tooth quartz and Fe-stain. F) ‘clot’ of arsenopyrite.  Zones with this type of material are reported to contain ‘high-grade’ gold. G) Two examples of intrusive rocks with two types of veins.  Top sample shows open-space-filled dog-tooth quartz with Fe-stain.  Bottom sample shows tight clear quartz veins in fine-grained, equigranular intrusive rock. H)  Dispersed quartz veining in weakly silicified intrusive rock.  All photos taken by the author.

Figure 7.  Plot of AGA soil sample results.  Note the northeast to east-northeast trend to anomalous gold in soil.

Figure 8.  Distribution of drilling in the Livengood District as of 2004 with respect to anomalous soil samples shown in Figure 6.  The majority of the soil geochemical target remains untested.

Creek
BAF-2
BAF-3
BAF-6
BAF-1&7
BAF-8
BAF-4
BAF-5
Core Intrusive Trend
N
300 meters
Money
Knob
Completed Sites
Permitted Sites

N
S
BAF-2
BAF-7
BAF-1
BAF-4
BAF-5
Mixed Siltstone and Argillite
Siltstone
Argillite
Mixed Siltstone and Argillite
152m
213m
216m
190m
304m
0
0.1 Kilometers
0
200
400 Feet
.31 - .59 g/t
.62 - 1.244 g/t
>1.2444 g/t
Livengood Section

N
S
BAF-1 384.8m to east
BAF-6
BAF-3
Dss
Da
Dss
Da
.75 g/t
.53 g/t
.47 g/t
.40 g/t
.31 g/t
.37 g/t
.34 g/t
1.09 g/t
.6 g/t
.6 g/t
.4 g/t
1.8 g/t
.6 g/t
.8 g/t
134m
151m
0
0.05 Kilometers
0
100
200 Feet
dikes
definitive intrusives
.31 - .59 g/t
.60 - 1.244 g/t
>1.2444 g/t
Livengood Section

N
S
BAF-8
BAF-1
292.5m to west
Da (shale)
DSS
0.7 g/t
.6 g/t
3.3 g/t
1 g/t
1.8 g/t
152m
Dikes
0
0.05 Kilometers
0
100
200 Feet
.31 - .59 g/t
.60 - 1.244 g/t
>1.2444 g/t
Livengood Section

Figure 9.  Location of BAF drill holes and north-south cross sections through lines of drill holes.  Sections show drill holes and interpreted correlation of mineralization between them.

MINERAL RESOURCE SERVICES, INC.

CERTIFICATE OF AUTHOR

I, Paul D. Klipfel Ph.D., do hereby certify that:

1. I am President of :
   Mineral Resource Services, Inc.
   4861 Ramcreek Trail
   Reno, NV 89509

2. I have graduated from the following Universities with degrees as follows:

a.	San Francisco State University,	B.A. geology	1978
b.	University of Idaho,	M.S. economic geology	1981
c.	Colorado School of Mines	M.S. mineral economics	1988
d.	Colorado School of Mines	Ph.D. economic geology	1992

3. I am a member in good standing of the following professional associations:
   a. Society of Mining Engineers
   b. Society of Economic Geologists
   c. Geological Society of America
   d. Society for Applied Geology
   e. American Institute of Professional Geologists
   f. Sigma Xi

4. I have worked as a mineral exploration geologist for 28 years since my graduation from San Francisco State University.

5. I have read the definition of "Qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

I am responsible for the preparation of the technical report titled **Summary Report on the Livengood Project, Tolovana District, Alaska** and dated June 28, 2006 (the "Technical Report") relating to the Livengood property. I visited the Livengood property on June 16, 2006 for 1 day.

4861 Ramcreek Trail Reno NV 89509 ph: 775 742-2237 fax 775 828-2561 p.klipfel@sbcglobal.net

6. I have not had prior involvement with the property that is the subject of the Technical Report.
7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
8. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.
9. I have read National Instrument 43-101 and Form 101F1, and the Technical Report has been prepared in compliance with that instrument and form.
10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, or the Technical Report.

Dated this 21 Day of July, 2006

Paul Klipfel

Signature of Qualified Person

AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS
CERTIFICATE NUMBER 10821
AIPG
PAUL D. KLIPFEL, Ph. D.
CERTIFIED PROFESSIONAL GEOLOGIST

Paul Klipfel

Print name of Qualified Person

MINERAL RESOURCE SERVICES, INC.

CONSENT OF AUTHOR

TO: TSX Venture Exchange

I, Paul D. Klipfel Ph.D., do hereby consent to the filing of the written disclosure of the technical report titled **Summary Report on the Livengood Project, Tolovana District, Alaska and dated June 28, 2006** (the "Technical Report") and any extracts from or a summary of the Technical Report in reporting documents of International Tower Hills Inc. and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the NI 43-101 of International Tower Hills contains any misrepresentation of the information contained in the Technical Report.

Dated this 21 Day of July 2006.

Paul Klipfel

Signature of Qualified Person

AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS
CERTIFICATE NUMBER
10821
AIPG
PAUL D. KLIPFEL, Ph.D.
CERTIFIED PROFESSIONAL GEOLOGIST

Paul Klipfel

Print Name of Qualified Person

4861 Ramcreek Trail Reno NV 89509 ph: 775 742-2237 fax 775 828-2561 p.klipfel@sbcglobal.net

Appendix 1  Claim Information

Land/Lease Holder	Project Name	Parcel Name	Count	Date Acquired	MTRS Location	Acres	File Num	Type	Last governmental obligation met	Last adv royalty & report	Status
Anglogold Ashanti (Usa) Expl. Inc.	Livengood	AMHLT - ML	1	1-Jul-04	F008N005W	3621	9400248	AMHLT-ML	Annual rpt Mar 06	Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	ANNE	2	21-Apr-03	F008N005W24	24	55469	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	BLACK ROCK	3	21-Apr-03	F008N005W24	21	55466	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	BRIDGET	4	21-Apr-03	F008N005W24	21	55471	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	DOROTHEA	5	21-Apr-03	F008N005W23	21	55453	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	EILEEN	6	21-Apr-03	F008N005W24	22	55470	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	FOSTER	7	21-Apr-03	F008N005W24	24	55455	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	LENORA	8	21-Apr-03	F008N005W23	20	55454	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	NICKIE	9	21-Apr-03	F008N005W24	23	55459	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	OLD SMOKY	10	21-Apr-03	F008N005W23	19	55464	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	PATRICIA	11	21-Apr-03	F008N005W13	22	55468	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	PATRICK	12	21-Apr-03	F008N005W23	19	55460	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	SAUNDERS	13	21-Apr-03	F008N005W23	26	55458	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	SHARON	14	21-Apr-03	F008N005W23	21	55452	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
GERAGHTY RICHARD	Livengood	SUNSHINE #1	15	21-Apr-03	F008N005W23	23	55462	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
GERAGHTY RICHARD	Livengood	SUNSHINE #2	16	21-Apr-03	F008N005W23	24	55463	AK-FUMLC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	TRAPLINE	17	21-Apr-03	F008N005W24	20	55467	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	TWERPIT	18	21-Apr-03	F008N005W24	24	55457	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	VANCE	19	21-Apr-03	F008N005W24	24	55456	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	WHITE ROCK	20	21-Apr-03	F008N005W23	20	55461	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current
HUDSON RICHARD L	Livengood	WITTROCK	21	21-Apr-03	F008N005W23	20	55465	AK-FULMC	Claim rental Sept 05	Annual rpt Mar 06, Adv royalty Jun 06	current